November 28, 2003

TO:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Dear Sirs:

RE:	Spur Ventures Inc. (the “Company”)

We confirm that the following material was sent by pre-paid mail on November 28, 2003 to the shareholders that appear on the supplemental mailing list of the Company.

1.	Form 51-901F and Financial Statements for the quarter ended September 30, 2003.

In compliance with regulations made under the Securities Act, we are providing this information to you.

Yours truly,

SPUR VENTURES INC.

“Lucy Ana Jacinto”

Lucy Ana Jacinto
Legal Assistant

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com